Mail Stop 3561

June 10, 2008

Via Fax & U.S. Mail

Ms. Deborah Pierce, Chief Financial Officer
155 East Tropicana LLC
115 East Tropicana Avenue
Las Vegas, Nevada 89109

> **Re:** **155 East Tropicana LLC**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 333-12924**

Dear Ms. Pierce:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief